Exhibit 99.1

Valens Semiconductor Issues Statement Regarding Silicon Valley Bank

HOD HASHARON, ISRAEL, March 12, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that it or any of its subsidiaries do not hold cash deposits or securities, nor do they have debt with Silicon Valley Bank.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens Semiconductor’s Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor